Exhibit 100.0
NICE Actimize Wins “Best Compliance Product” Award,
Achieving its Fourth Consecutive Year of Honors,
From Fund Technology and Wall Street Letter Competition

Offering the industry’s broadest functionality in a compliance solutions suite of its type,
 NICE Actimize Holistic Surveillance meets the demands of MAR, MiFID II,
FX Global Code of Conduct, Dodd-Frank and more

Hoboken, NJ, February 27, 2018 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in autonomous financial crime solutions, won the “Best Compliance Product” award and was cited for the fourth consecutive year for its leadership in compliance solutions from Fund Technology and Wall Street Letter, publications of Pageant Media. NICE Actimize’s comprehensive Compliance Solutions suite includes Holistic Surveillance capabilities that were highlighted in its competition entry.

Now in its seventh year, the 2018 Fund Technology and WSL Awards recognizes the efforts of technology providers, data specialists and exchanges toward exceptional customer service and innovative product development across the needs of the wider asset management community, including mutual funds. The panel of judges included industry subject matter experts and publication editors who reviewed hundreds of submissions across 31 award categories.

“We are honored that Pageant Media has once again recognized NICE Actimize’s commitment to product innovation and specifically our Holistic Surveillance technology. Asset managers face unique challenges related to insider dealing, automated trading and conflicts of interest. The ability of our Holistic Surveillance technology to correlate communications and trade data enables asset managers to address these challenges and protect their reputation,” said Joe Friscia, President, NICE Actimize. “We are committed to continued innovation in our compliance roadmap, especially advancements in our Autonomous Financial Crime Management approach to bring further benefits to this effort.”

NICE Actimize won its first three compliance product solutions awards from Pageant Media for “Most Innovative Use of Technology,” also on behalf of its offerings in holistic surveillance technology, in 2015, 2016, and 2017.

Offering the industry’s broadest functionality in a compliance solutions suite of its type, the NICE Actimize Compliance solutions suite includes a portfolio of modules that marry and analyze structured and unstructured data – essential to meeting the most current business and regulatory objectives. The NICE Actimize Holistic Surveillance capabilities within the Compliance Solutions suite include: Communications Surveillance, Markets Surveillance, Holistic Behavioral Analytics, Holistic Visualization and Holistic Trade Reconstruction capabilities designed to meet the demands of such regulations as MAR, MiFID II, FX Global Code of Conduct and Dodd-Frank.

For more information on NICE Actimize’s Holistic Surveillance solutions please visit our website, by clicking here. For information on NICE Actimize’s Autonomous Financial Crime Management, click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000,
Cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.